Exhibit 99.3

Second Quarter 2020

Financial Statements

Franco Nevada
The GOLD Investment that WORKS

Franco
Nevada
Franco
Nevada
Franco
Nevada
Franco
Nevada

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2020	2019
ASSETS
Cash and cash equivalents (Note 4)	$378.5	$132.1
Receivables	78.4	97.8
Loan receivable (Note 5)	15.0	—
Prepaid expenses and other (Note 6)	43.8	48.8
Current assets	$515.7	$278.7

Royalty, stream and working interests, net (Note 7)	$4,423.8	$4,797.8
Investments and loan receivable (Note 5)	179.9	183.2
Deferred income tax assets	54.0	6.8
Other assets (Note 8)	8.8	14.1
Total assets	$5,182.2	$5,280.6

LIABILITIES
Accounts payable and accrued liabilities	$35.3	$41.8
Current income tax liabilities	2.8	11.6
Current liabilities	$38.1	$53.4

Debt (Note 9)	$—	$80.0
Deferred income tax liabilities	69.4	82.4
Other liabilities	4.3	2.6
Total liabilities	$111.8	$218.4

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,531.9	$5,390.7
Contributed surplus	15.1	14.2
Deficit	(265.8)	(164.4)
Accumulated other comprehensive loss	(210.8)	(178.3)
Total shareholders’ equity	$5,070.4	$5,062.2
Total liabilities and shareholders’ equity	$5,182.2	$5,280.6

Contingencies (Note 19)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2020 Second Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue (Note 10)	$195.4	$170.5	$435.9	$350.3

Costs of sales
Costs of sales (Note 11)	$28.0	$27.4	$71.6	$59.8
Depletion and depreciation	52.3	58.9	116.7	119.8
Total costs of sales	$80.3	$86.3	$188.3	$179.6
Gross profit	$115.1	$84.2	$247.6	$170.7

Other operating expenses (income)
Impairment of royalty, stream and working interests (Note 7)	$—	$—	$271.7	$—
General and administrative expenses	11.7	5.6	17.9	12.5
Gain on sale of gold bullion	(2.4)	(0.4)	(4.4)	(0.8)
Total other operating expenses	$9.3	$5.2	$285.2	$11.7
Operating income (loss)	$105.8	$79.0	$(37.6)	$159.0
Foreign exchange gain (loss) and other income (expenses)	$(0.1)	$—	$(0.2)	$—
Income (loss) before finance items and income taxes	$105.7	$79.0	$(37.8)	$159.0

Finance items (Note 13)
Finance income	$1.0	$1.2	$1.9	$1.9
Finance expenses	(0.8)	(2.5)	(1.9)	(5.0)
Net income (loss) before income taxes	$105.9	$77.7	$(37.8)	$155.9

Income tax expense (recovery) (Note 14)	11.5	13.7	(33.4)	26.7
Net income (loss)	$94.4	$64.0	$(4.4)	$129.2

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$29.4	$14.1	$(34.2)	$28.1

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments at fair value through other comprehensive income (loss) ("FVTOCI"),
net of income tax (Note 5)	37.0	24.8	1.7	47.7
Other comprehensive income (loss)	$66.4	$38.9	$(32.5)	$75.8

Comprehensive income (loss)	$160.8	$102.9	$(36.9)	$205.0

Earnings (loss) per share (Note 16)
Basic	$0.50	$0.34	$(0.02)	$0.69
Diluted	$0.50	$0.34	$(0.02)	$0.69
Weighted average number of shares outstanding (Note 16)
Basic	190.2	187.2	189.6	187.1
Diluted	190.6	187.5	189.6	187.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2020 Second Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(4.4)	$129.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depletion and depreciation	116.7	119.8
Share-based payments	2.5	2.6
Impairment of royalty, stream and working interests	271.7	—
Unrealized foreign exchange loss (gain)	0.4	(0.1)
Deferred income tax (recovery) expense	(57.9)	5.3
Other non-cash items	(5.6)	(1.9)
Acquisition of gold bullion	(17.6)	(15.6)
Proceeds from sale of gold bullion	28.1	17.9
Operating cash flows before changes in non-cash working capital	$333.9	$257.2
Changes in non-cash working capital:
Decrease in receivables	$19.4	$4.7
Decrease (increase) in prepaid expenses and other	2.3	(5.4)
(Decrease) increase in current liabilities	(10.2)	6.2
Net cash provided by operating activities	$345.4	$262.7

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(38.3)	$(95.6)
Acquisition of energy well equipment	(0.2)	(0.5)
Issuance of loan receivable	(15.0)	—
Proceeds from sale of investments	—	6.3
Net cash used in investing activities	$(53.5)	$(89.8)

Cash flows from financing activities
Repayment of revolving credit facilities	$—	$(210.0)
Proceeds from draw of credit facilities	—	275.0
(Repayment) proceeds from draw of term loan	(80.0)	160.0
Proceeds from at-the-market equity offering	107.3	—
Credit facility amendment costs	—	(0.8)
Payment of dividends	(76.0)	(70.0)
Proceeds from exercise of stock options	6.0	2.5
Net cash (used in) provided by financing activities	$(42.7)	$156.7
Effect of exchange rate changes on cash and cash equivalents	$(2.8)	$(0.4)
Net change in cash and cash equivalents	$246.4	$329.2
Cash and cash equivalents at beginning of period	$132.1	$69.7
Cash and cash equivalents at end of period	$378.5	$398.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.3	$4.4
Income taxes paid	$33.5	$25.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

2020 Second Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 15)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2020	$5,390.7	$14.2	$(178.3)	$(164.4)	$5,062.2
Net loss	—	—	—	(4.4)	(4.4)
Other comprehensive loss	—	—	(32.5)	—	(32.5)
Total comprehensive loss	$—	$—	$—	$—	$(36.9)
At-the-market equity offering	112.3	—	—	—	112.3
Exercise of stock options	7.9	(1.9)	—	—	6.0
Share-based payments	—	2.8	—	—	2.8
Dividend reinvestment plan	21.0	—	—	—	21.0
Dividends declared	—	—	—	(97.0)	(97.0)
Balance at June 30, 2020	$5,531.9	$15.1	$(210.8)	$(265.8)	$5,070.4

Balance at January 1, 2019	$5,158.3	$15.6	$(220.3)	$(321.7)	$4,631.9
Net income	—	—	—	129.2	129.2
Other comprehensive income	—	—	75.8	—	75.8
Total comprehensive income	$—	$—	$—	$—	$205.0
Acquisition of Salares Norte	27.0	—	—	—	27.0
Loss on disposal of equity investments at FVTOCI	—	—	2.3	(1.3)	1.0
Exercise of stock options	3.3	(0.8)	—	—	2.5
Share-based payments	—	3.0	—	—	3.0
Dividend reinvestment plan	22.3	—	—	—	22.3
Dividends declared	—	—	—	(92.3)	(92.3)
Balance at June 30, 2019	$5,210.9	$17.8	$(142.2)	$(286.1)	$4,800.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2020 Second Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum-group metals) and has a diversity of revenue sources with a target of no more than 20% of revenue from energy (oil, gas and natural gas liquids). The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in Latin America, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)	Basis of presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2019, except as referenced in Note 2(c). These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 5, 2020.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)	Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2019 and include measurement uncertainty in assessments of impairment of royalty, stream and working interests which were impacted by the following developments during the first half of 2020.

Impact of the COVID-19 pandemic

The COVID-19 (coronavirus) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. In March and April 2020, a number of mining projects, including certain of those in respect of which Franco-Nevada has assets, were suspended for precautionary purposes or as governments declared a state of emergency or taken other actions, but several operations have restarted since then. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue remains suspended for an extended period, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

2020 Second Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Impact of recent global and market developments on oil and gas prices

In addition, a number of geopolitical and market factors impacting global energy markets (including those related to the COVID-19 pandemic) have contributed to extreme volatility and a significant decrease in the price of oil and gas (WTI, WCS and NYMEX). Excess supply relative to current demand and a lack of available storage have also created significant downward pressure on global energy markets, with oil prices and futures contracts reaching historic lows in April 2020. Prices have since rebounded from the lows. The lower oil and gas prices (WTI, WCS and NYMEX) may adversely impact potential future development as well as operators’ cashflow, ability to access additional capital and financial condition. The continuation of low oil and gas prices (WTI, WCS and NYMEX) for a prolonged period may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

As a result of reduced production and capital spend by the operators of the Company’s Energy assets due to lower market expectations for oil and gas prices, the Company recorded impairments of $271.7 million at March 31, 2020, as detailed in Note 7(b).

There is heightened potential for further impairments of these assets or impairments of other assets or a reversal of these impairments over the remainder of 2020. In the current environment, assumptions about future commodity prices, interest rates and levels of supply and demand of commodities are subject to greater variability than normal, which could significantly affect the valuation of the Company’s financial and non-financial assets.

(c)	New and amended standards adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2020.

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future periods.

Note 3 – Acquisitions and other transactions

(a)	Acquisition of Alpala Royalty – Northern Ecuador

On May 11, 2020, the Company entered into an agreement with SolGold plc (“SolGold”) to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100.0 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resource Inc. SolGold has the option to increase the size of the transaction to $150 million for a 1.5% NSR until January 11, 2021 and also has the option to buy-back 50% of the royalty for a period of time. Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and the Company also has the option to convert the NSR to a gold NSR for a period of time once Alpala is producing. The closing of the acquisition is subject various conditions. In May 2020, the Company provided SolGold with a bridge loan of $15 million for a period of up to 8 months. The royalty interest has not been recorded as at June 30, 2020 as the transaction has not yet closed.

(b)	Acquisition of Island Gold Royalty – Ontario, Canada

On March 20, 2020, the Company acquired an existing 0.62% NSR on Alamos Gold Inc.’s Island Gold project in Finan Township in the Province of Ontario for $13.4 million (C$19.0 million).

The acquisition of the Island Gold royalty has been accounted for as an asset acquisition.

(c)	Acquisition of U.S. Oil & Gas Mineral Rights with Continental Resources, Inc. (“Continental”) – SCOOP and STACK, Oklahoma, USA

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the SCOOP and STACK plays of Oklahoma.

2020 Second Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

In the three and six months ended June 30, 2020, the Company recorded contributions to the Royalty Acquisition Venture of $2.5 million and $19.3 million, respectively (Q2/2019 - $35.1 million and $86.5 million, respectively for three and six months ended June 30, 2019), which includes $0.5 million included in accrued liabilities funded after period-end. As at June 30, 2020, the cumulative investment in the Royalty Acquisition Venture totalled $395.5 million and Franco-Nevada has remaining commitments of up to $124.5 million to be funded in future periods. In the first half of the year, Franco-Nevada and Continental have collectively agreed to reduce their capital funding commitments to the Royalty Acquisition Venture for 2020 to approximately total $30 million to $40 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Note 4 – Cash and cash equivalents

As at June 30, 2020 and December 31, 2019, cash and cash equivalents were primarily held in interest-bearing deposits.

Cash and cash equivalents comprised the following:

	At June 30,	At December 31,
	2020	2019
Cash deposits	$369.4	$118.7
Term deposits	9.1	13.4
	$378.5	$132.1

Note 5 – Investments and loan receivable

Investments comprise the following: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; (iii) a loan receivable extended to SolGold in May 2020 for a period of up to 8 months as part of the Alpala Royalty acquisition transaction; and (iv) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. The loan to Noront has a maturity date of September 30, 2022.

Investments and loan receivable comprised the following:

	At June 30,	At December 31,
	2020	2019
Loan receivable - current	$15.0	$—
	$15.0	$—

Equity investments	$141.1	$145.6
Loan receivable	35.9	34.6
Warrants	2.9	3.0
	$179.9	$183.2

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended June 30, 2020 and 2019 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Gain on change in the fair value of equity investments at FVTOCI	$42.6	$28.2	$1.9	$54.5
Deferred tax expense in other comprehensive income	(5.6)	(3.4)	(0.2)	(6.8)
Gain on change in the fair value of equity investments at FVTOCI, net of tax	$37.0	24.8	$1.7	$47.7

2020 Second Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 6 – Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At June 30,	At December 31,
	2020	2019
Gold bullion	$20.0	$26.2
Prepaid expenses	22.7	17.5
Stream ounces inventory	0.5	4.4
Debt issue costs	0.6	0.7
	$43.8	$48.8

Note 7 – Royalty, stream and working interests

(a)	Royalties, stream and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges, comprised the following:

		Accumulated
As at June 30, 2020	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,038.0	$(632.4)	$—	$405.6
Streams	4,349.9	(1,622.5)	—	2,727.4
Energy	1,745.0	(406.8)	(267.7)	1,070.5
Advanced	199.8	(32.1)	—	167.7
Exploration	64.7	(12.1)	—	52.6
	$7,397.4	$(2,705.9)	$(267.7)	$4,423.8
1.	Accumulated depletion includes previously recognized impairment charges.

		Accumulated
As at December 31, 2019	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,035.7	$(620.1)	$—	$415.6
Streams	4,346.3	(1,542.3)	—	2,804.0
Energy	1,756.4	(402.8)	—	1,353.6
Advanced	203.2	(32.3)	—	170.9
Exploration	66.2	(12.5)	—	53.7
	$7,407.8	$(2,610.0)	$—	$4,797.8
1.	Accumulated depletion includes previously recognized impairment charges.

Changes in royalty, stream and working interests for the periods ended June 30, 2020 and December 31, 2019 were as follows:

	Mining
	Royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2019	$450.1	$2,967.6	$966.6	$129.8	$41.5	$4,555.6
Additions	—	—	419.0	46.0	11.9	476.9
Transfers	5.9	—	—	(5.9)	—	—
Depletion	(46.0)	(163.6)	(49.0)	(0.9)	(0.2)	(259.7)
Impact of foreign exchange	5.6	—	17.0	1.9	0.5	25.0
Balance at December 31, 2019	$415.6	$2,804.0	$1,353.6	$170.9	$53.7	$4,797.8
Additions (Note 3)	13.4	(0.1)	21.3	—	—	34.6
Impairments	—	—	(267.7)	—	—	(267.7)
Depletion	(17.1)	(76.5)	(21.5)	(0.4)	—	(115.5)
Impact of foreign exchange	(6.3)	—	(15.2)	(2.8)	(1.1)	(25.4)
Balance at June 30, 2020	$405.6	$2,727.4	$1,070.5	$167.7	$52.6	$4,423.8

Of the total net book value as at June 30, 2020, $3,430.1 million (December 31, 2019 - $3,743.8 million) is depletable and $993.7 million (December 31, 2019 - $1,054.0 million) is non-depletable.

(b)	Impairments of royalties, stream and working interests

Royalties, stream and working interests are reviewed for impairment if there is an indication that the carrying amount may not be recoverable. As a result of reduced production and capital spend by the operators of the Company’s Energy assets due to lower market expectations for oil and gas prices, the Company noted the presence of impairment indicators as at

2020 Second Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

March 31, 2020 and carried out an asset impairment analysis of its Energy assets. Impairments in the carrying value of each cash-generated unit (“CGU”) were measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which was the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash-flows.

The Company recorded impairment charges at March 31, 2020 with respect to the following CGUs:

SCOOP/STACK

The Company’s interest in the SCOOP/STACK comprises acquisitions of royalty rights through the Royalty Acquisition Venture, a jointly-owned entity with Continental, as well as two packages of royalty rights acquired in December 2016 for a price of $100.0 million, and in November 2017 for $27.6 million.

Weyburn

The Company holds a 11.71% NRI, a 0.44% ORR and a 2.56% WI in the Weyburn Unit, which is located 129km southeast of Regina, Saskatchewan. The 11.71% NRI was acquired on November 13, 2012.

The following table summarizes the impairment losses recorded at March 31, 2020 and estimated recoverable amount by CGU:

	Impairment	Recoverable
	Amount	Amount
Royalty, stream and working interests, net
SCOOP/STACK	$207.2	$309.2
Weyburn	60.5	162.8
Other assets
Oil well equipment	$4.0	$4.7
	$271.7	$476.7

Key assumptions and sensitivity analysis

Key assumptions and estimates used in determining the recoverable amounts of the Company’s Energy assets are related to oil prices and discount rates. The future cash flows expected from each CGU were derived from a model developed by management using cash-flows prepared by an independent reserve engineer or a third-party advisor, and expected performance based on publicly-released technical information to predict future performance. For the SCOOP/STACK CGUs, the Company’s management made assumptions of future drilling activity to reflect the reduced capital spending by operators in the current environment.

The Company’s management made assumptions of future West Texas Intermediate (“WTI”) prices to estimate future revenues, based on long-term consensus price estimates obtained from a sample of independent reserve evaluators. For the Weyburn CGU, the differential to Edmonton Light prices assumption was $8.55/barrel, and the U.S. dollar to Canadian dollar foreign exchange rate assumption was $0.72. Forecasted WTI prices as at March 31, 2020 used to determine future cash flows were as follows:

						Average
						Annual
	Remainder of					Increase
	2020	2021	2022	2023	2024	Thereafter
WTI oil price (US$/barrel)	$30.00	$41.18	$49.88	$55.87	$57.98	2%

The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with individual characteristics of the CGU. For the SCOOP/STACK CGUs, the discount rate ranged between 5% for proved producing reserves to 12% for undeveloped contingent resources. For the Weyburn CGU, the discount rate assumed was 9.5%.

A sensitivity analysis showing the impact of a change, in isolation, in the WTI oil price and discount rate assumptions is shown below:

	Increase (Decrease) to Impairment Charges
	1% Increase	1% Decrease	10% Decrease	10% Increase
	in the	in the	in WTI Oil	in WTI Oil
	Discount Rate	Discount Rate	Price	Price
SCOOP/STACK	$34.1	$(39.9)	$37.8	$(37.3)
Weyburn, including oil well equipment	16.9	(19.1)	39.8	(39.0)
	$51.0	$(59.0)	$77.6	$(76.3)

2020 Second Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

In the second quarter 2020, oil and gas prices rebounded from April 2020. There remains a level of uncertainty surrounding oil and gas prices, and the Company determined that this did not warrant a reversal in the previously recorded impairments.

Note 8 – Other assets

Other assets comprised the following:

	At June 30,	At December 31,
	2020	2019
Energy well equipment, net	$4.8	$9.3
Right-of-use assets, net	2.1	2.5
Furniture and fixtures, net	0.4	0.4
Debt issue costs	1.5	1.9
	$8.8	$14.1

Note 9 – Debt

Changes in obligations related to the Company’s credit facilities were as follows:

	Corporate	Corporate	FNBC
	Revolver	Term Loan	Revolver	Total
Size of facility	$1,000.0	$160.0	$100.0	$1,260.0
Balance at January 1, 2019	$210.0	$—	$—	$210.0
Drawdowns	275.0	160.0	—	435.0
Repayment	(485.0)	(80.0)	—	(565.0)
Balance at December 31, 2019	$—	$80.0	$—	$80.0
Repayment	—	(80.0)	—	(80.0)
Balance at June 30, 2020	$—	$—	$—	$—

(a)	Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). The Corporate Revolver has a maturity date of March 22, 2024.

The Company has two standby letters of credit in the amount of $17.0 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the Canada Revenue Agency (“CRA”) of its 2013–2015 taxation years, as referenced in Note 19.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

●	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
●	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.00% and 2.05% per annum, depending on the Company’s leverage ratio.

Canadian dollars

●	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
●	Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

2020 Second Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Corporate Term Loan

On April 17, 2019, the Company entered into an unsecured credit facility (the “Corporate Term Loan”) in the amount of $160.0 million to pay down amounts previously borrowed under the Corporate Revolver. The Corporate Term Loan had a maturity date of April 17, 2021. Advances were drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 0.85%. The Company has fully repaid the amount borrowed against the Corporate Term Loan. The Corporate Term Loan is a non-revolving facility, and is therefore no longer available to draw.

(c)	FNBC Revolver

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has an unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver provides for the availability of up to $100.0 million in borrowings over a one-year period.

On March 10, 2020, the FNBC Revolver was amended to provide an extension of the maturity date by an additional year to March 20, 2021. Advances, under the amended terms of the FNBC Revolver, can be drawn in U.S. dollars as follows:

●	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.25% per annum; or
●	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.25% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Revolver is subject to a standby fee of 0.25% per annum, even if no amounts are outstanding.

Note 10 – Revenue

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Commodity
Gold(1)	$136.6	$105.9	$303.6	$219.9
Silver	20.2	16.6	42.3	36.6
Platinum-group metals(1)	21.4	14.7	44.0	33.8
Other mining commodities	2.6	5.7	4.9	11.6
Mining	$180.8	$142.9	$394.8	$301.9
Energy	14.6	27.6	41.1	48.4
	$195.4	$170.5	$435.9	$350.3
Geography
Latin America	$80.4	$60.9	$198.0	$135.9
United States	44.7	36.0	89.7	68.9
Canada(1)	35.7	39.7	82.1	78.5
Rest of World	34.6	33.9	66.1	67.0
	$195.4	$170.5	$435.9	$350.3
Type
Revenue-based royalties	$65.1	$56.4	$133.5	$112.8
Streams(1)	112.6	88.1	263.4	192.8
Profit-based royalties	14.1	17.3	30.3	26.9
Other	3.6	8.7	8.7	17.8
	$195.4	$170.5	$435.9	$350.3
1.	Includes revenue of $0.0 million and $0.1 million of provisional pricing adjustments for gold and platinum-group metals, respectively for the three months ended June 30, 2020 (Q2/2019–$0.3 million and $0.8 million, respectively). For the six months ended June 30, 2020, includes revenue of $0.2 million and $3.2 million of gold and platinum-group metals, respectively. (H1/2019 – nil and $3.4 million, respectively).

2020 Second Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 11 – Costs of sales

Costs of sales comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Costs of stream sales	$26.2	$25.0	$67.0	$55.4
Mineral production taxes	0.8	0.6	1.5	1.2
Mining costs of sales	$27.0	$25.6	$68.5	$56.6
Energy costs of sales	1.0	1.8	3.1	3.2
	$28.0	$27.4	$71.6	$59.8

Note 12 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Short-term benefits(1)	$0.6	$0.8	$1.4	$1.6
Share-based payments(2)	6.4	2.0	8.0	3.4
	$7.0	$2.8	$9.4	$5.0
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units, and mark-to-market charges on deferred share units during the period.

Note 13 – Finance income and expenses

Finance income and expenses for the periods ended June 30, 2020 and 2019 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Finance income
Interest	$1.0	$1.2	$1.9	$1.9
	$1.0	$1.2	$1.9	$1.9
Finance expenses
Interest	$—	1.7	$0.3	$3.6
Standby charges	0.5	$0.6	1.0	0.9
Amortization of debt issue costs	0.3	0.2	0.5	0.4
Accretion of lease liabilities	—	—	0.1	0.1
	$0.8	$2.5	$1.9	$5.0

Note 14 - Income taxes

Income tax expense for the periods ended June 30, 2020 and 2019 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Current income tax expense	$10.1	11.7	$24.5	$21.4
Deferred income tax (recovery) expense	1.4	2.0	(57.9)	5.3
	$11.5	$13.7	$(33.4)	$26.7

2020 Second Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 – Shareholders’ equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (190,588,491 common shares issued and outstanding as at June 30, 2020) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the six months ended June 30, 2020 and year ended December 31, 2019 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2019	186,692,481	$5,158.3
At-the-market equity offering	1,433,400	136.0
Acquisition of Salares Norte	366,499	27.0
Exercise of stock options	283,863	17.3
Vesting of restricted share units	46,375	3.3
Dividend reinvestment plan (Note 15(c))	558,770	48.8
Balance at December 31, 2019	189,381,388	$5,390.7
At-the-market equity offering (Note 15(b))	909,900	112.3
Exercise of stock options	124,404	7.9
Dividend reinvestment plan (Note 15(c))	172,799	21.0
Balance at June 30, 2020	190,588,491	$5,531.9
(b)	At-the-Market Equity Program

On May 11, 2020, the Company established an at-the-market equity program (the “ATM Program”) permitting the Company to issue up to an aggregate of $300 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program will be effective until May 28, 2022 unless terminated prior to such date by the Company. The Company’s previous at-the-market equity program established July 19, 2019 that allowed the Corporation to issue up to $200 million worth of common shares was terminated on April 28, 2020.

During the three months ended June 30, 2020, the Company issued 474,900 common shares under the ATM Program at an average price per common share of $143.58. The gross proceeds to the Company from these issuances were $68.2 million, and the net proceeds were $66.8 million after deducting agent commission costs of $0.7 million and other share issuance costs of $0.7 million.

During the six months ended June 30, 2020, the Company issued 909,900 common shares under the ATM Program as defined and the previous at-the-market equity program at an average price per common share of $125.54. The gross proceeds to the Company from these issuances were $114.2 million, and the net proceeds were $112.3 million after deducting agent commission costs of $1.1 million and other share issuance costs of $0.8 million.

(c)	Dividends

The Company declared dividends of $0.26 and $0.51 per common share respectively in the three and six months ended June 30, 2020 (Q1/2019 and H1/2019 - $0.25 and $0.49 per common share respectively).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Cash dividends	$39.8	$35.1	$76.0	$70.0
DRIP dividends	10.1	12.3	21.0	22.3
	$49.9	$47.4	$97.0	$92.3

2020 Second Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 16 – Earnings per share (“EPS”)

	For the three months ended June 30,
	2020			2019
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$94.4	190.2	$0.50	$64.0	187.2	$0.34
Effect of dilutive securities	—	0.4	—	—	0.3	—
Diluted earnings per share	$94.4	190.6	$0.50	$64.0	187.5	$0.34

	For the six months ended June 30,
	2020			2019
		Shares	Per Share		Shares	Per Share
	Net loss	(in millions)	Amount	Net income	(in millions)	Amount
Basic (loss) earnings per share	$(4.4)	189.6	$(0.02)	$129.2	187.1	$0.69
Effect of dilutive securities	—	—	—	—	0.3	—
Diluted (loss) earnings per share	$(4.4)	189.6	$(0.02)	$129.2	187.4	$0.69

For the three months ended June 30, 2020, there were no stock options (Q1/2019 and H1/2019 – 251,613 stock options) excluded in the computation of diluted EPS due to being anti-dilutive. RSUs totaling 65,360 (Q1/2019 and H1/2019 - 69,442 RSUs) were excluded from the computation of diluted EPS for the three months ended June 30, 2020 due to the performance criteria for the vesting of the RSUs not being measurable as at June 30, 2020.

Note 17 – Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended June 30,
	2020			2019
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$180.8	$14.6	$195.4	$142.9	$27.6	$170.5

Income/(expenses)
Costs of sales	$27.0	$1.0	$28.0	$25.6	$1.8	$27.4
Depletion and depreciation	42.1	9.8	51.9	46.7	11.4	58.1
Segment gross profit	$111.7	$3.8	$115.5	$70.6	$14.4	$85.0

	For the six months ended June 30,
	2020			2019
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$394.8	$41.1	$435.9	$301.9	$48.4	$350.3

Income/(expenses)
Costs of sales	$68.5	$3.1	$71.6	$56.6	$3.2	$59.8
Depletion and depreciation	94.0	21.5	115.5	97.3	20.8	118.1
Segment gross profit	$232.3	$16.5	$248.8	$148.0	$24.4	$172.4

For the six months ended June 30, 2020, there were $1.2 million (H1/2019 - $1.7 million) of depreciation expenses on corporate assets.

2020 Second Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of total segment gross profit to consolidated net (loss) income before income taxes is presented below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Total segment gross profit	$115.5	$85.0	$248.8	$172.4

Other operating (income)/expenses
Impairment of royalty, stream and working interests	$—	$—	$271.7	$—
General and administrative expenses	11.7	5.6	17.9	12.5
Gain on sale of bullion	(2.4)	(0.4)	(4.4)	(0.8)
Depreciation	0.4	0.8	1.2	1.7
Foreign exchange (gain) loss and other (income) expenses	0.1	—	0.2	—
Income before finance items and income taxes	$105.7	$79.0	$(37.8)	$159.0

Finance items
Finance income	$1.0	$1.2	$1.9	$1.9
Finance expenses	(0.8)	(2.5)	(1.9)	(5.0)
Net income before income taxes	$105.9	$77.7	$(37.8)	$155.9

Note 18 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the six months ended June 30, 2020.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at June 30, 2020	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$16.0	$—	$16.0
Equity investments	137.3	—	3.8	141.1
Warrants	—	2.9	—	2.9
	$137.3	$18.9	$3.8	$160.0

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2019	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$16.4	$—	$16.4
Equity investments	141.7	—	3.9	145.6
Warrants	—	3.0	—	3.0
	$141.7	$19.4	$3.9	$165.0

2020 Second Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum-group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

Note 19 – Contingencies

Canada Revenue Agency Audit:

The CRA is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

(a)	Canadian Domestic Tax Matters (2014-2015):

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “Domestic Reassessments”) in which the CRA is seeking to increase income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions). The Company has filed formal Notices of Objection with the CRA against the Domestic Reassessments.

If the CRA were to audit and reassess the particular Canadian subsidiaries of the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax for these years of approximately $23.1 million (C$31.4 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions).

(b)	Mexico (2013-2015):

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013 Reassessment results in additional Federal and provincial income taxes of $8.0 million (C$10.8 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, and collectively with the Domestic Reassessments and the 2013 Reassessment, the “Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of $10.3 million (C$14.1 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013 Reassessment and the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of

2020 Second Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2020 and 2019

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9(a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014 and 2015 Reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of $30.3 million (419.4 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $3.4 million (C$4.6 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty. During the years 2016 through 2019, the Company’s Mexican subsidiary paid $3.8 million (71.0 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

(c)	Barbados (2014-2015):

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $4.6 million (C$6.5 million) plus interest and applicable penalties. The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 9(a). Further, the Company has commenced an appeal in the Tax Court of Canada with respect to the 2014 and 2015 Reassessments.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $76.3 million (C$104.0 million), plus interest and applicable penalties.

(d)	Barbados (2012-2013):

In July 2020, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2012 and 2013 taxation years in relation to its Barbadian subsidiary. The Proposal Letter asserts that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The Company does not agree with the Proposal Letter and has responded to the CRA requesting that the proposed reassessments not be issued. If the CRA issues the reaassessments proposed and is successful, the Company’s preliminary estimate is that it would be subject to additional Federal and provincial income taxes of $7.0 million plus interest and applicable penalties before applying available non-capital losses and other deductions. The Proposal Letter notes that CRA’s position may not extend beyond the 2013 taxation year.

Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments and Proposal Letter, or for any potential tax liability that may arise in respect of these matters. The Company does not believe that the Reassessments and Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2020 Second Quarter Financial Statements	18

FNV TSX/NYSE

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

www.franco-nevada.com

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